Exhibit 99.2

AURORA CANNABIS INC.

Interim Management’s Discussion & Analysis

(Unaudited)

For the three months ended September 30, 2020 and 2019

(in Canadian Dollars)

Interim Management’s Discussion & Analysis

Table of Contents

Business Overview	3
Condensed Statement of Comprehensive (Loss) Income	5
Key Quarterly Financial and Operating Results	6
Financial Highlights	6
Key Developments During the Three Month Period Ended September 30, 2020	7
Key Developments Subsequent to September 30, 2020	8
Financial Review	8
Liquidity and Capital Resources	14
Related Party Transactions	18
Critical Accounting Estimates	19
Change in Accounting Policies	19
New or Amended Standards Effective July 1, 2020	20
Recent Accounting Pronouncements	20
Financial Instruments	20
Financial Instruments Risk	21
Summary of Outstanding Share Data	22
Historical Quarterly Results	22
Risk Factors	24
Internal Controls Over Financial Reporting	25
Cautionary Statement Regarding Forward-Looking Statements	26
Cautionary Statement Regarding Certain Non-GAAP Performance Measures	26

2 | AURORA CANNABIS INC. Q1 2021 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended September 30, 2020

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements as at and for the three months ended September 30, 2020 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of November 5, 2020 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Given the Company’s recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides additional comparative disclosures related to the first quarter ended September 30, 2020 (“Q1 2021”) and the fourth quarter ended June 30, 2020 (“Q4 2020”). Management believes that these comparatives provide more relevant and current information. The Company has also reclassified certain items, which are not material, on the condensed consolidated interim statement of comprehensive loss to conform with the current period’s presentation and improve comparability.

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general and administration, they are now charged to cost of sales. Management has applied the change in accounting policy retrospectively. The condensed consolidated interim financial statements for the three months ended September 30, 2019 and previously reported metrics in this MD&A have been restated to reflect adjustments made as a result of these changes in accounting policy. Refer to “Change in Accounting Policies” section of this MD&A and Note 2(d) of the Financial Statements.

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to 110,089,377. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s condensed consolidated interim financial statements and this MD&A have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of non-GAAP measures. Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, the condensed consolidated interim financial statements, and the Company’s most recent annual audited consolidated financial statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6. The Company’s registered and records office address is Suite 1500 – 1055 West Georgia Street, Vancouver, BC V6E 4N7.

Aurora is a Canadian-headquartered cannabis company focused on producing, innovating, and selling consistent, high quality cannabis and cannabis products for both the global medical and consumer use markets. The Company has differentiated itself through:

•	Purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, lower the risk of crop failure, and provide low per-unit production costs.
•	Research and innovation in plant genetics, cultivation, consumer insights, and product development.
•	A broad and growing portfolio of successful brands that align to the needs of consumers and patients in segments from discount to ultra premium.
•	Global leadership in consumer and medical markets that have significant and near-term profit potential.
•	A transformed cost structure that provides a path to near-term, sustainable, and growing positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flow.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are as follows:

•	Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada and Germany. Aurora has established a leading market position in both countries;

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•	Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Aurora has established one of the leading market positions in the Canadian consumer market overall. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of adult-use consumer markets; and

•	Global hemp-derived cannabidiol (“CBD”) market: The Company expects consumer demand for products containing CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, LLC (“Reliva”), a U.S. company based in Massachusetts, which specializes in the distribution and sale of hemp-derived CBD products and has established a leading brand in the U.S. market.

Business Transformation Plan Update

With selling, general and administrative expenses (“SG&A”) and capital asset cost reduction targets met, as well as the ongoing plan for facility rationalization now well underway, the second phase of the Company’s business transformation is focused on building a commercial platform that will generate sustainable, profitable revenue growth. Led by Aurora’s newly appointed CEO, Miguel Martin, this initiative has commenced and includes a focus on leveraging Aurora’s premium brands across all major consumer categories, enhancement of a consumer-led innovation system, and a focus on consumer categories and sub-categories that have the potential to both deliver meaningful profit and are a space where Aurora has the strengths and capabilities to be a competitive leader in the marketplace. Aurora’s medical markets in Canada, Europe, and the U.S. CBD consumer market continue to deliver healthy margins, with sustainable growth in Europe and the U.S.

Revenue Update

Throughout the business transformation, the Company has continued to show strong results in the Canadian and European medical markets. In the Canadian consumer market, the Company successfully launched into major categories, such as discount flower and certain key edible markets, but saw some market share erosion during Q1 2021 in certain categories of flower, vape, and pre-rolls. The Company is focused on executing a tactical plan intended to: 1) grow Aurora’s market share in key profitable Canadian consumer categories; 2) protect and enhance Aurora’s Canadian medical market share; 3) grow the international medical business; and 4) build Reliva’s brands in the U.S. CBD market.

SG&A Update

The Company reported $44.3 million of SG&A during Q1 2021 as compared to $58.9 million in Q4 2020, and $2.6 million of research and development (“R&D”) expense during Q1 2021 as compared to $7.6 million in Q4 2020. Included in SG&A and R&D expense in Q1 2021 and Q4 2020 are $4.1 million and $2.7 million, respectively, related to restructuring charges, severance and benefits associated with the business transformation plan. Adjusting for these restructuring and termination costs, Aurora’s Q1 2021 SG&A, including R&D, was $42.8 million, on target with the Company’s stated expectation of operating with a quarterly SG&A and R&D cost structure in the low $40 million range.

As of the date of this report, the Company’s Q2 2021 SG&A and R&D combined is expected to remain between $40 million and $45 million. This significant reduction from the $106.7 million reported for SG&A and R&D combined in Q2 2020 (prior to the start of the business transformation project) results from a focus on the core businesses and elimination of projects and businesses that do not contribute meaningfully to that focus.

Management reiterates its intention to continue to manage the business at a quarterly run rate of $40 to $45 million SG&A, including R&D, to leverage the current cost structure as Phase 2 of the business transformation focuses on profitable revenue growth. Ultimately, Aurora believes that it can support significantly higher levels of net revenue in the future without a corresponding level of growth in SG&A.

Capital Expenditures Update

For 2021, management has approved capital spending plans currently expected to total less than $40 million for the full fiscal year. Aurora reported approximately $13.2 million in capital expenditures in Q1 2021 which includes additions to intangible assets and excludes the impact of capitalized borrowing costs and share-based compensation.

Adjusted EBITDA

Aurora reported an Adjusted EBITDA loss of $57.9 million in Q1 2021, which includes restructuring payments such as contract and employee termination costs of $47.4 million. Excluding these impacts, the Company’s Adjusted EBITDA loss, as defined under the BMO Credit Facility, is $10.5 million and in compliance with our Q1 2021 EBITDA covenant. The Company’s goal to reach positive Adjusted EBITDA in Q2 2021 will depend on achieving healthy high-margin revenues in the Canadian consumer market and the continued containment of SG&A costs.

Liquidity Update

At June 30, 2020, the Company reported $162.2 million of unrestricted cash. During Q1 2021, the Company raised cash from net proceeds under the At-the-Market (“ATM”) program of $114.3 million and predominantly utilized cash in the following categories:

•	Operations used net cash of $109.1 million, of which (i) restructuring payments, including contract and employee termination costs, required $47.4 million, and (ii) net investment in working capital required $36.5 million;
•	Capital assets, net of $0.8 million proceeds received on disposals, used approximately $15.0 million, which includes invoices paid related to work done in Q4 2020; and
•	Debt and lease obligation payments required approximately $18.2 million.

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Accordingly, as at September 30, 2020, the Company had $133.7 million of unrestricted cash on hand.

As at September 30, 2020, Aurora remains compliant with all financial covenants under the amended and restated BMO credit facility and has approximately $101.2 million principal outstanding under its credit facility.

During October 2020, the Company raised additional cash under its existing ATM of $127 million, completing the total sales under the 2019 ATM program. As a result of the 2019 ATM program and continued cost control, Aurora’s has approximately $250 million in cash as at November 6, 2020.

Finally, in order to provide the Company continued financial flexibility going forward, Aurora filed a Base Shelf Prospectus on October 29, 2020 that allows the Company to make offerings of up to US$500 million of common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the base shelf prospectus remains effective.

The Company continues to expect to achieve a positive Adjusted EBITDA in Q2 2021 and for capital expenditures to remain below $20 million in the quarter. Even with the uncertainty from the COVID-19 pandemic, due to the Company’s cost reductions, overall demand on cash to fund normal business operations is expected to be lower in Q2 2021 than in Q1 2021. Refer to “Liquidity and Capital Resources” section below for further discussion.

Coronavirus (“COVID-19”) Update

For the three months ended September 30, 2020, the COVID-19 pandemic did not materially disrupt the Company’s business, financial condition, or results of operations. As at the date of this report, the production and sale of medical and consumer cannabis have been recognized as essential services across Canada and Europe. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. Although there have not been any significant impacts to the Company’s operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section in the Annual MD&A for the year ended June 30, 2020 for further discussion on the potential impacts of COVID-19.

Condensed Statement of Comprehensive (Loss) Income

	Three months ended
($ thousands)	September 30, 2020	June 30, 2020 (2)	September 30, 2019 (1)(2)
Net revenue (3)	$67,812	$68,728	$73,714
Gross profit (loss) before fair value (“FV”) adjustments	$24,518	($70,104)	$39,571
Gross profit (loss)	$26,621	($101,378)	$44,165
Operating expenses	$68,947	$89,403	$121,953
Loss from operations	($42,326)	($190,781)	($77,788)
Other (expense) income	($64,223)	($1,728,356)	$107,729
Net (loss) income from continuing operations	($107,160)	($1,851,023)	$11,237
Net loss from discontinuing operations, net of taxes	($2,366)	($11,958)	($3,800)
Net (loss) income	($109,526)	($1,862,981)	$7,437
(1)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(2)	As a result of the Company’s divestment of its wholly owned subsidiaries, Aurora Larssen Projects Inc. (“ALPS”) and Aurora Hemp Europe (“AHE”), the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 10(b) of the Financial Statements for more information about the divestitures.
(3)	Net revenue represents our total revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products effective October 17, 2018.

5 | AURORA CANNABIS INC. Q1 2021 MD&A

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q1 2021	Q4 2020 (8)	$ Change	% Change
Financial Results
Total net revenue (1)	$67,812	$68,728	($916)	(1)%
Cannabis net revenue (1)(2)(3a)	$67,812	$67,492	$320	0%
Medical cannabis net revenue (2)(3a)	$33,474	$32,226	$1,248	4%
Consumer cannabis net revenue (1)(2)(3a)	$34,338	$35,266	($928)	(3)%
Adjusted gross margin before FV adjustments on cannabis net revenue (2)(3b)(4)	48%	50%	N/A	(2)%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2)(3b)(4)	59%	67%	N/A	(8)%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2)(3b)	38%	35%	N/A	3%
SG&A expense	$44,324	$58,870	($14,546)	(25)%
R&D expense	$2,584	$7,646	($5,062)	(66)%
Adjusted EBITDA (2)(3c)(5)	($57,891)	($32,263)	($25,628)	(79)%

Balance Sheet
Working capital (9)	$201,425	$148,483	$52,942	36%
Cannabis inventory and biological assets (2)(6)	$166,178	$139,198	$26,980	19%
Total assets (9)	$2,757,272	$2,783,145	($25,873)	(1)%

Operational Results – Cannabis
Average net selling price of dried cannabis (2)	$3.72	$3.60	$0.12	3%
Kilograms sold (7)	16,139	16,748	(609)	(4)%
(1)	Includes the impact of actual and expected product returns and price adjustments (three months ended September 30, 2020 - $0.8 million; three months ended June 30, 2020 - $1.9 million).
(2)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(3)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a.	Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the “Cost of Sales and Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
(4)	Included in Q1 2021 Adjusted gross margin before FV adjustments on cannabis net revenue and Adjusted gross margin before FV adjustments on medical cannabis net revenue is $2.6 million of additional cost of sales from the ramp up of European operations after receiving our sales license for the Aurora Nordic 1 facility. Removing this charge, for which a nominal amount of revenue had been recognized, would result in these measures being reported as 52% and 67%, respectively.
(5)	Included in Q1 2021 Adjusted EBITDA is $43.3 million from legal settlement and contract termination fees and $4.1 million from ongoing divested businesses and severance and benefits costs associated with our business transformation plan. Excluding these expenses, Adjusted EBITDA loss, as defined under the BMO Credit Facility, is $10.5 million.
(6)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(7)	The kilograms sold is offset by the grams returned during the period.
(8)	As a result of the Company’s divestment of its wholly owned subsidiaries ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 10(b) of the Financial Statements for more information about the divestiture.
(9)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 11 of the Financial Statements.

Financial Highlights

Revenue

During Q1 2021, net revenue decreased by $0.9 million, or 1%, as compared to Q4 2020. The decrease was primarily driven by a 16% decrease in consumer dried cannabis net revenue as the Company lost market share in key categories. As outlined above, Aurora is currently focused on executing a tactical plan intended to regain and grow Aurora’s market share in key profitable Canadian consumer categories, including leveraging Aurora’s premium brands across all major consumer categories, enhancement of a consumer-led innovation system, and a focus on consumer categories and sub-categories that have the potential to both deliver meaningful profit and are a space where Aurora has the strengths and capabilities to be a competitive leader in the marketplace. Management expects to see the impact of these important initiatives beginning in the latter part of Q2 2021.

Offsetting the decline in consumer dried cannabis net revenue was a 31% increase in our Cannabis 2.0 product net revenues, and a 4% overall increase in medical cannabis net revenue, driven largely by the Company’s high-margin international medical sales, up 41% over the prior quarter. Aurora’s medical markets in Canada and Europe, as well as the U.S. CBD market, have continued to deliver healthy margins, with sustainable growth in Europe and the U.S.

Gross Margins and Cultivation Costs

Gross margin before fair value adjustments on cannabis net revenue was 36% in Q1 2021, as compared to (96)% in Q4 2020. Included in cost of sales is an inventory impairment charge of $nil (Q4 2020 - $91.0 million) and depreciation charges of $8.4 million (Q4 2020 - $7.8 million).

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Adjusted gross margin before fair value adjustments on cannabis net revenue, which excludes the impacts of depreciation and the Q4 2020 inventory impairment, was 48% in Q1 2021 compared to 50% in Q4 2020. The Q1 2021 amount includes $2.6 million of additional cost of sales from the ramp up of European operations after receiving our sales license for the Aurora Nordic 1 facility during Q1 2021. Excluding the $2.6 million additional European cost of sales, Q1 2021 adjusted gross margin before fair value adjustments on cannabis net revenue would have been 52%. The increase in adjusted gross margin before fair value adjustments from 50% in Q4 2020 to 52% in Q1 2021 was mainly driven by a shift in sales mix towards higher-margin extract products with a $5.0 million decrease in sales from our Daily Special value brand, offset by a $1.6 million increase in our consumer Cannabis 2.0 product net revenue, resulting in an overall 4% increase in the average net selling price per gram of cannabis. Production costs remained relatively consistent with the prior quarter.

SG&A Expenditures

During Q1 2021, SG&A was $44.3 million, a decrease of $14.5 million or 25% from the prior quarter, attributable to the continued impact of the business transformation plan. These reductions include overall decreases in legal, professional fees, payroll from a reduced headcount, and promotional activities specifically related to our Daily Special and Cannabis 2.0 product launch programs as compared to the prior quarter. Included in SG&A for Q1 2021 and Q4 2020 are $4.1 million and $1.9 million, respectively, related to restructuring charges, severance and benefits associated with the business transformation plan.

Net Loss

During Q1 2021, net loss was $109.5 million, as compared to $1.9 billion in Q4 2020. The quarter-over-quarter improvement in net loss is primarily due to (i) $1.6 billion Q4 2020 impairment charges to intangibles and goodwill; (ii) $88.3 million Q4 2020 impairment charges to property, plant and equipment; (iii) $96.9 million Q4 2020 inventory impairment charges recognized through cost of sales; (iv) $29.6 million Q4 2020 impairment charges recognized in fair value of inventory sold; (v) a $19.6 million decrease in SG&A and R&D expense; and (vi) a $14.4 million decrease in finance and other costs. These were offset by (i) $43.3 million of legal settlement and contract termination fees; (ii) a $13.4 million increase in loss from deemed disposal of an equity investment; (iii) a $12.6 million increase in fair value losses on derivative investments; and (iv) a $3.4 million impairment loss on software intangible assets.

Adjusted EBITDA

The Company defines Adjusted EBITDA as net (loss) income excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, and non-cash impairment of intangibles, goodwill, inventory, property, plant and equipment and other assets.

The Adjusted EBITDA loss for Q1 2021 was $57.9 million as compared to $32.3 million in the prior quarter. Included in the Q1 2021 Adjusted EBITDA loss are $43.3 million of legal settlement and contract termination fees (Q4 2020 - $0.8 million) and $4.1 million (Q4 2020 - $1.9 million) related to severance and benefits associated with the business transformation plan. Excluding these impacts, Adjusted EBITDA loss, as defined under the BMO Credit Facility, is $10.5 million (Q4 2020 - $29.6 million). Excluding these impacts, the $19.1 million, or 64% decrease as compared to the prior quarter was primarily driven by the reduction in SG&A and R&D expenses described above.

Key Developments During the Three Month Period Ended September 30, 2020

Appointment of the New CEO

On July 6, 2020, the Company appointed Miguel Martin, President and CEO of Reliva, as Chief Commercial Officer of the Company, replacing Darren Karasiuk. Miguel was subsequently appointed CEO on September 8, 2020, replacing Michael Singer who held that position on an interim basis from February 6, 2020. Miguel has deep, diverse experience in consumer-packaged goods, highly regulated industries and the U.S. cannabinoid industry and is well-positioned to execute the next phase of Aurora’s business transformation, with a focus on commercial strategy. Michael Singer stepped down as interim CEO and remains Executive Chairman.

Amendment to Convertible Debentures in High Tide Inc. (“High Tide”)

On July 23, 2020, the Company entered into an amended restated secured convertible debenture (the “July 2020 Debenture”) agreement for its $10.8 million unsecured convertible debentures originally bearing an interest rate of 8.5% per annum, convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019 and maturing on December 12, 2020 (the “December 2018 Debentures”). Under the terms of the amendment, the July 2020 Debenture is secured against the assets and properties of High Tide, bear no interest, are convertible into common shares of High Tide at $0.425 per share at the option of the Company at any time, and mature on January 1, 2025. The Company has also entered into a debt restructuring agreement whereby High Tide will pay a 0.5% royalty payment on all non-Aurora product revenue generated by High Tide beginning November 1, 2021, with an automatic increase of an additional 0.5% each subsequent year. Payments under the July 2020 Debentures can be offset against other obligations between Aurora and High Tide.

Disposition of European Hemp Business

On July 31, 2020, the Company completed the sale of its Lithuanian subsidiary, Aurora Hemp Europe (“AHE”). AHE provided hemp seed contracting and processing. AHE was divested given that the business operations no longer align with the Company’s strategy.

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Mutual Termination of the Ultimate Fighting Championship (“UFC”) Partnership

On September 8, 2020, the Company and UFC mutually terminated its partnership for a one-time payment of US$30.0 million. Net of the US$30.0 million one-time payment, the termination of this agreement will conserve greater than $150 million in sponsorship, licensing fee, clinical trial, and marketing expenditures over the next 6 years.

Resignation of a Director

On September 22, 2020, Dr. Jason Dyck elected to step down from the Board of Directors in order to pursue other opportunities.

Key Developments Subsequent to September 30, 2020

Short Form Base Shelf Prospectus

On October 29, 2020, the Company filed a new short form base shelf prospectus (the “2020 Shelf Prospectus”) and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). The 2020 Shelf Prospectus and Registration Statement allows the Company to make offerings of up to US$500 million of common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the 2020 Shelf Prospectus remains effective. Should the Company decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the 2020 Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC.

Sale of Cann Group Limited Common Shares

Subsequent to September 30, 2020, the Company sold all of its 31,956,347 common shares held in Cann Group Limited (“Cann Group”) at $0.20 per share for net proceeds of $5.9 million.

Financial Review

Revenue

The Company primarily operates in the cannabis market. Effective October 17, 2018, the Cannabis Act took effect in Canada and Aurora began selling cannabis to the consumer market across Canada. The table below outlines the reconciliation from the Company’s total net revenue to its cannabis net revenue metric for the three months ended September 30, 2020 and the comparative periods.

($ thousands)	Three months ended
	September 30, 2020 (3(a))	June 30, 2020 (3(a))	September 30, 2019 (2)(3(b))
Medical cannabis net revenue
Canada dried cannabis	15,597	15,571	14,882
Canada cannabis extracts (1)	11,419	12,063	10,606
International dried cannabis	6,374	4,555	4,553
International cannabis extracts (1)	84	37	409
Total medical cannabis net revenue	33,474	32,226	30,450

Consumer cannabis net revenue
Dried cannabis	25,424	30,190	26,889
Cannabis extracts (1)	9,699	6,929	3,133
Net revenue provisions	(785)	(1,853)	—
Total consumer cannabis net revenue	34,338	35,266	30,022

Wholesale bulk cannabis net revenue
Dried cannabis	—	—	7,432
Cannabis extracts (1)	—	—	2,872
Wholesale bulk cannabis net revenue	—	—	10,304

Total cannabis net revenue	67,812	67,492	70,776
Ancillary net revenue	—	1,236	2,938
Total net revenue	67,812	68,728	73,714
(1)	Cannabis extracts net revenue includes cannabis oils, capsules, softgels, sprays, topicals, edibles and vaporizer net revenue.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s divestment of its wholly owned subsidiaries ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 10(b) of the Financial Statements for more information about the divestitures.
(a)	Discontinued operations, from AHE, had incurred ancillary net revenue of $0.5 million and $3.4 million for the three months ended September 30, 2020 and June 30, 2020, respectively.
(b)	Discontinued operations, from AHE, had incurred ancillary net revenue of $1.5 million for the three months ended September 30, 2019. ALPS generated no net revenue in the three months ended September 30, 2019.

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Medical Cannabis Net Revenue

During the three months ended September 30, 2020, the Company’s medical cannabis net revenue increased by $1.2 million, or 4%, as compared to the prior quarter. The increase is primarily attributable to:

•	Continuing strength in Aurora’s international medical cannabis business with a 41% increase in net revenue over the prior quarter, driven by both a volume increase and a 2% increase in the average net selling price; and
•	A slight decrease in the Company’s Canadian medical cannabis net revenue of 2% over the prior quarter, which is expected to be temporary. This was due to a decrease of 244 kilograms sold as the Company had minor sales interruptions during the amalgamation of its medical Licensed Producers CanniMed, MedReleaf and Aurora, and was somewhat offset by a 5% increase in the average net selling price of Canadian medical cannabis.

For the three months ended September 30, 2020, medical cannabis net revenue increased by $3.0 million, or 10%, as compared to the same period in the prior year. The increase was primarily driven by (i) a $1.8 million, or 40%, increase in international dried cannabis net revenue as a result of an increase of 178 kilograms sold and a 7% increase in the average net selling price of international dried cannabis; and (ii) an increase of $0.8 million, or 8%, in Canadian cannabis extracts net revenue as compared to the same period in the prior year.

Consumer Cannabis Net Revenue

During the three months ended September 30, 2020, consumer cannabis net revenue decreased by $0.9 million, or 3%, compared to the prior quarter. The decrease is primarily attributed to:

•	a $4.6 million decrease in consumer dried cannabis net revenue driven primarily by a decrease in sales of the Company’s Daily Special value brand as the Company lost market share, after a strong launch, as further competition entered the discount flower category;
•	a $3.6 million increase in consumer cannabis extract net revenue as the Company looks to expand beyond the value flower segment and prioritizes higher margin products including cannabis-derivative products. Included in the $9.7 million of consumer cannabis extract net revenue for the three months ended September 30, 2020 is $1.7 million (three months ended June 30, 2020 - $0.6 million) of U.S. CBD net revenue, following the May 28, 2020 acquisition of Reliva; and
•	a $1.1 million reduction in actual net returns, price adjustments and provisions as compared to the three months ended June 30, 2020.

For the three months ended September 30, 2020, consumer cannabis net revenue increased by $4.3 million, or 14% compared to the same period in the prior year. The increase was primarily attributed to a $6.6 million increase in consumer cannabis extract net revenue due to the sale of Cannabis 2.0 products in the current period which were legalized in Canada in October 2019. This was offset by a decrease in consumer dried cannabis net revenue of $2.3 million.

Wholesale Bulk Cannabis Net Revenue

The Company generates revenue from wholesale bulk cannabis from time-to-time when opportunities exist and pricing and terms are deemed appropriate by the Company.

Cost of Sales and Gross Margin

	Three months ended
($ thousands)	September 30, 2020 (3(a))	June 30, 2020 (3(a))	September 30, 2019 (2)(3(b))
Net revenue	67,812	68,728	73,714
Cost of sales	(43,294)	(138,832)	(34,143)
Gross profit (loss) before FV adjustments (1)	24,518	(70,104)	39,571
Changes in fair value of inventory sold	(3,304)	(43,153)	(21,305)
Unrealized gain on changes in fair value of biological assets	5,407	11,879	25,899
Gross profit (loss)	26,621	(101,378)	44,165
Gross margin	39%	(148)%	60%
(1)	Gross profit (loss) before fair value adjustments is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 10(b) of the Financial Statements for more information about the divestiture.
(a)	Discontinued operations, from AHE, had incurred a nominal gross loss for the three months ended September 30, 2020 and a $9.8 million gross loss for the three months ended June 30, 2020.
(b)	Discontinued operations, from ALPS and AHE, had incurred a nominal gross loss for the three months ended September 30, 2019.

During the three months ended September 30, 2020, gross profit increased by $128.0 million as compared to the previous quarter. The increase was driven by a $126.5 million inventory impairment charge during the three months ended June 30, 2020, of which $96.9 million was allocated to cost of sales and $29.6 million was allocated to changes in fair value of inventory sold. The prior period inventory impairment charges were due to a decrease in selling price and excess inventory identified based on current and projected market demands. Excluding these impairment charges in the three months ended June 30, 2020, gross margin would have been 36%. Included in gross profit for the three months ended September 30, 2020 is $2.6 million of additional cost of sales attributed to the expansion and preparation of our European operating facility, Aurora Nordic 1, which received its sales license in the period. Excluding the $2.6 million European ramp up costs included in cost of sales, gross profit for the three months ended September 30, 2020 would have been 43%.

9 | AURORA CANNABIS INC. Q1 2021 MD&A

Adjusted Gross Margin

The table below outlines adjusted gross profit and margin before fair value adjustments for the three month periods ended.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Ancillary Support Functions	Total
Three months ended September 30, 2020 (3(a))
Gross revenue	36,532	46,134	—	—	82,666
Excise taxes	(3,058)	(11,796)	—	—	(14,854)
Net revenue	33,474	34,338	—	—	67,812
Cost of sales	(18,150)	(25,144)	—	—	(43,294)
Gross profit before FV adjustments (1)	15,324	9,194	—	—	24,518
Depreciation	4,587	3,783	—	—	8,370
Adjusted gross profit before FV adjustments (1)	19,911	12,977	—	—	32,888
Adjusted gross margin before FV adjustments (1)	59%	38%	—%	—%	48%

Three months ended June 30, 2020 (3(a))
Gross revenue	35,494	48,299	—	1,236	85,029
Excise taxes	(3,268)	(13,033)	—	—	(16,301)
Net revenue	32,226	35,266	—	1,236	68,728
Cost of sales	(32,118)	(100,266)	—	(6,448)	(138,832)
Gross profit (loss) before FV adjustments (1)	108	(65,000)	—	(5,212)	(70,104)
Depreciation	3,073	4,703	—	—	7,776
Inventory impairment in cost of sales	18,260	72,749	—	5,853	96,862
Adjusted gross profit before FV adjustments (1)	21,441	12,452	—	641	34,534
Adjusted gross margin before FV adjustments (1)	67%	35%	—%	52%	50%

Three months ended September 30, 2019 (2)(3(b))
Gross revenue	33,588	36,796	10,304	2,938	83,626
Excise taxes	(3,138)	(6,774)	—	—	(9,912)
Net revenue	30,450	30,022	10,304	2,938	73,714
Cost of sales	(12,031)	(16,111)	(4,262)	(1,739)	(34,143)
Gross profit before FV adjustments (1)	18,419	13,911	6,042	1,199	39,571
Depreciation	2,199	2,827	791	—	5,817
Adjusted gross profit before FV adjustments (1)	20,618	16,738	6,833	1,199	45,388
Adjusted gross margin before FV adjustments (1)	68%	56%	66%	41%	62%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 10(b) of the Financial Statements for more information about the divestiture.
(a)	Discontinued operations, from AHE, had incurred a nominal adjusted gross loss before FV adjustments for the three months ended September 30, 2020 and $1.1 million adjusted gross loss before FV adjustments for the three months ended June 30, 2020.
(b)	Discontinued operations, from ALPS and AHE, had incurred a nominal adjusted gross loss before FV adjustments for the three months ended September 30, 2019.

The three months ended September 30, 2020 adjusted gross margin before FV adjustments on cannabis net revenue and adjusted gross margin before FV adjustments on medical cannabis net revenue both include $2.6 million of additional cost of sales from the ramp up of European operations after receiving our sales license for the Aurora Nordic 1 facility. Removing this charge, for which a nominal amount of revenue had been recognized, would result in these measures being reported as 52% and 67% respectively.

Medical Cannabis Gross Margin

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 59% for the three months ended September 30, 2020 as compared to 67% for the three months ended June 30, 2020. The decrease in adjusted gross margin before FV adjustments is primarily attributable to:

(i)	$2.6 million of additional cost of sales incurred due to the preparation of Aurora Nordic 1 to begin production. Aurora Nordic 1 received its sales license in Denmark in Q1 2021 and has not yet reached maximum capacity and economies of scale. Excluding the $2.6 million European ramp up costs included in cost of sales, adjusted gross margin before FV adjustments on medical cannabis net revenue would have been 67%, consistent with the prior quarter; offset by

10 | AURORA CANNABIS INC. Q1 2021 MD&A

(ii)	a 5% increase in the average net selling price per gram of medical cannabis primarily attributable to a $1.9 million increase in international dried cannabis and cannabis extract net revenue.

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 59% for the three months ended September 30, 2020 as compared to 68% for same period of the prior year. The decrease in adjusted gross margin before FV adjustments was a result of:

(i)	the higher cost of sales due to ramp up of European operations as mentioned above. Excluding the $2.6 million European ramp up cost of sales, adjusted gross margin before FV adjustments on medical cannabis net revenue would have been 67%, a slight decrease from the prior year; offset by
(ii)	a 6% increase in the average net selling price per gram of medical cannabis primarily attributable to a $1.5 million increase in international dried cannabis and cannabis extract net revenue.

The Company does not pass the cost of excise taxes onto medical patients. Of the $14.9 million excise taxes incurred during the three months ended September 30, 2020 (three months ended June 30, 2020 and September 30, 2019 - $16.3 million and $9.9 million, respectively), $3.1 million (three months ended June 30, 2020 and September 30, 2019 - $3.3 million and $3.1 million, respectively) relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical cannabis net revenue directly impacted our bottom line and decreased our adjusted gross margin before FV adjustments on medical cannabis net revenue by 4% (three months ended June 30, 2020 and September 30, 2019 - 3% and 3%, respectively). Excluding the impact of excise taxes on medical cannabis net revenue, our adjusted gross margin before FV adjustments on medical cannabis would have been 63%, 70% and 71% for the three months ended September 30, 2020, June 30, 2020, and September 30, 2019, respectively.

Consumer Cannabis Gross Margin

Adjusted gross margin before FV adjustments on consumer cannabis net revenue increased to 38% for the three months ended September 30, 2020 as compared to 35% in the prior quarter, which was a result of:

(i)	a $3.6 million increase in consumer net revenue generated from extracts which yields higher margins than the sale of dried cannabis;
(ii)	a 13% decrease in the consumer dried cannabis sales mix attributed to our Daily Special value brand in the current quarter, from 62% in Q4 2020 to 49% in Q1 2021. Consumer dried cannabis margins will be positively impacted as the Company looks to expand beyond the value flower segment; and
(iii)	a $1.1 million decrease in actual net returns, price adjustments and net revenue provisions.

Adjusted gross margin before FV adjustments on consumer cannabis net revenue decreased to 38% for the three months ended September 30, 2020 as compared to 56% in the same period in the prior year, which was a result of:

(i)	$12.9 million net revenue generated from our Daily Special value brand which was not present in the prior comparative period. As a result, our average net selling price per gram of consumer cannabis decreased from $5.28 per gram in Q1 2020 to $2.82 per gram in Q1 2021; and
(ii)	a $0.8 million increase in actual net returns, price adjustments and net revenue provisions.

Operating Expenses

	Three months ended
($ thousands)	September 30, 2020 (2(a))	June 30, 2020 (2(a))	September 30, 2019 (1)(2(b))
General and administration	29,289	42,136	50,551
Sales and marketing	15,035	16,734	21,855
Acquisition costs	1,104	2,170	964
Research and development	2,584	7,646	6,048
Depreciation and amortization	14,074	14,696	17,978
Share-based compensation	6,861	6,021	24,557
(1)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(2)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 10(b) of the Financial Statements for more information about the divestiture.
(a)	Discontinued operations, from AHE, had incurred SG&A expense of $0.5 million and $1.2 million for the three months ended September 30, 2020 and June 30, 2020, respectively.
(b)	Discontinued operations, from ALPS and AHE, had incurred a total of $3.1 million SG&A for the three months ended September 30, 2019 of which $1.4 million was attributable to AHE and $1.7 million was attributable to ALPS.

General and administration (“G&A”)

During the three months ended September 30, 2020, G&A expenses decreased by $12.8 million, or 30%, as compared to the prior quarter. The decrease was primarily attributable to the continued impact of the business transformation plan announced on February 6, 2020 and June 23, 2020. These reductions in G&A include overall decreases in legal, professional fees, and payroll from a reduced headcount. Included in G&A for the three months ended September 30, 2020 and June 30, 2020 is $4.1 million and $1.9 million, respectively, related to restructuring charges, severance and benefits associated with the business transformation plan.

11 | AURORA CANNABIS INC. Q1 2021 MD&A

During the three months ended September 30, 2020, G&A expenses decreased by $21.3 million, or 42%, as compared to the prior year. The decrease was primarily attributable to higher salaries, wages and benefit costs associated with a larger headcount base in the prior year, as well as higher professional and consulting fees related to general corporate matters, and corporate and office charges prior to implementing our business transformation plan.

Sales and marketing (“S&M”)

During the three months ended September 30, 2020, S&M decreased by $1.7 million, or 10%, as compared to prior quarter. The decrease was primarily due to a reduction in promotional activities specifically related to Daily Special and Cannabis 2.0 product launch programs as compared to the prior quarter.

During the three months ended September 30, 2020, S&M decreased by $6.8 million, or 31%, as compared to the prior year. The decrease was primarily due to (i) a $2.5 million reduction in promotional activities; (ii) a $2.7 million reduction in payroll and travel expenses as a result of our business transformation plan; and (iii) a $1.3 million reduction in UFC sponsorship fees as a result of the mutual partnership termination.

Research and development (“R&D”)

During the three months ended September 30, 2020, R&D decreased by $5.1 million, or 66%, as compared to the prior quarter. The decrease is primarily driven by (i) a $1.2 million decrease in UFC sponsorship fees as a result of the mutual partnership termination; (ii) a $0.8 million contract termination fee for R&D services in the prior quarter; and (iii) $1.1 million overall decrease as a result of the restructuring and business transformation plan.

During the three months ended September 30, 2020, R&D expenses decreased by $3.5 million, or 57%, as compared to the prior year. The decrease was primarily due to (i) a $1.3 million decrease in UFC sponsorship fees as a result of the mutual partnership termination; (ii) a $1.1 million decrease of product development expenses; and (iii) a $0.6 million payroll decrease as a result of the business transformation plan.

Depreciation and amortization

Depreciation and amortization expense for the three months ended September 30, 2020 remained fairly consistent compared to the prior quarter.

During the three months ended September 30, 2020 depreciation and amortization expense decreased by $3.9 million as compared to the same period in the prior year. The decrease was primarily due to the impairment in property, plant and equipment and definite life intangible assets described above, offset by capital additions subsequent to September 30, 2019.

Share-based compensation

During the three months ended September 30, 2020, share-based compensation expense increased by $0.8 million as compared to the prior quarter. The increase was primarily due to Q4 2020 forfeitures of equity awards associated with the headcount reduction completed in June 2020, offset by a reduction in post-combination contingent consideration share-based payments relating to business combinations completed in the prior year.

During the three months ended September 30, 2020, share-based compensation expense decreased by $17.7 million, as compared to the same periods in the prior year. The decrease was primarily due to the headcount reduction from our business transformation plan, a reduction in post-combination contingent consideration share-based payments relating to business combinations completed in the prior year, as well as a reduction in the fair value of both options previously issued to our former independent strategic advisor and new options issued during the respective periods. The decline in fair value is directly attributable to the decline in the Company’s stock price.

Other (expense) income

For the three months ended September 30, 2020, other expense was $64.2 million and consisted of (i) $43.3 million of legal settlement and contract termination fees; (ii) $14.7 million finance and other costs; (iii) $8.4 million of fair value losses on derivative investments; (iv) $3.4 million impairment of software intangible assets; (v) $1.4 million loss on the deemed disposal of an equity investment; and (vi) a $0.9 million loss on disposal of assets held for sale and property, plant and equipment; offset by (vii) a $7.4 million gain in foreign exchange; and (viii) a $1.7 million fair value gain on the derivative liability related to the $345 million U.S. dollar denominated convertible senior notes.

Refer to Notes 5(b), 6 and 14 of the Financial Statements for the three months ended September 30, 2020 for a summary of the Company’s derivative investments, significant influence investments, and convertible debentures.

12 | AURORA CANNABIS INC. Q1 2021 MD&A

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended
	September 30, 2020 (2)	June 30, 2020 (2)	September 30, 2019 (1)(2)
Net (loss) income from continuing operations	(107,160)	(1,851,023)	11,237
Finance costs	14,691	29,101	17,876
Interest (income) expense	(1,267)	483	(889)
Income tax expense (recovery)	611	(68,114)	18,704
Depreciation and amortization	22,444	22,472	23,795
EBITDA	(70,681)	(1,867,081)	70,723
Changes in fair value of inventory sold	3,304	43,153	21,305
Unrealized gain on changes in fair value of biological assets	(5,407)	(11,879)	(25,899)
Share-based compensation	6,861	6,021	24,557
Acquisition costs	1,104	2,170	964
Foreign exchange loss (gain)	(7,427)	(3,001)	2,940
Share of loss from investment in associates	373	2,601	2,392
Losses (gains) on financial instruments (3)	7,366	(3,265)	(130,048)
Losses (gains) on deemed disposal of significant influence investment	1,443	(11,955)	—
Losses on disposal of assets held for sale and property, plant, and equipment	922	—	—
Restructuring charges	210	1,947	—
Impairment of inventory, investment in associate, property, plant and equipment, intangibles, and goodwill	4,041	1,809,026	—
Adjusted EBITDA (4)	(57,891)	(32,263)	(33,066)
(1)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(2)	As a result of the Company’s divestment of its wholly owned subsidiaries ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 10(b) of the Financial Statements for more information about the divestiture. Including the results of ALPS and AHE, adjusted EBITDA loss would have been $58.4 million, $34.4 million and $36.2 million for the three months ended September 30, 2020, June 30, 2020 and September, 2019, respectively.
(3)	Includes fair value changes on derivative investments, derivative liability, contingent consideration, and (gain) loss on the modification of debt. Refer to Note 19 of the Financial Statements.
(4)	Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A.

Included in the three months ended September 30, 2020 Adjusted EBITDA loss is $43.3 million of legal settlement and contract termination fees (three months ended June 30, 2020 - $0.8 million) and $4.1 million (three months ended June 30, 2020 - $1.9 million) related restructuring charges, severance and benefits associated with the business transformation plan. Excluding these impacts, Adjusted EBITDA loss, as defined under the BMO Credit Facility, is $10.5 million (three months ended June 30, 2020 - $29.6 million).

Adjusted EBITDA loss increased by $25.6 million, or 79%, for the three months ended September 30, 2020 as compared to the prior quarter. The increase is primarily attributable to the legal settlement and contract termination fees and costs associated to ongoing severance and benefits associated with the business transformation plan described above. Excluding these impacts, Adjusted EBITDA loss decreased by $19.1 million, or 64%, as compared to the prior quarter which was primarily driven by the reduction in SG&A and R&D expenses described above.

Adjusted EBITDA loss increased by $24.8 million, or 75%, for the three months ended September 30, 2020 as compared to the same quarter in the prior year. The increase is primarily attributable to the legal settlement and contract termination fees and costs associated to ongoing severance and benefits associated with the business transformation plan described above. Excluding these impacts, Adjusted EBITDA loss decreased by $22.6 million, or 68%, as compared to the prior quarter which was primarily driven by the reduction in SG&A and R&D expenses described above.

13 | AURORA CANNABIS INC. Q1 2021 MD&A

Liquidity and Capital Resources

($ thousands)	September 30, 2020	June 30, 2020
Cash and cash equivalents (1)	133,678	162,179
Marketable securities	17,147	7,066

Working capital (2)	201,425	148,483
Total assets (2)	2,757,272	2,783,145
Total non-current liabilities	373,973	384,439

Capitalization
Convertible notes	322,122	327,038
Loans and borrowings	184,923	204,209
Total debt	507,045	531,247
Total equity	2,153,979	2,126,450
Total capitalization	2,661,024	2,657,697
(1)	Included in cash and cash equivalents is a requirement to maintain a minimum $35.0 million unrestricted cash balance at any time. Refer to the “Credit Facility” discussion below.
(2)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 11 in the Financial Statements.

During the three months ended September 30, 2020, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue and equity financing. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, debt repayments, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company moves towards profitability and positive cash flow, Aurora has taken the following steps:

▪	During the three months ended September 30, 2020, the Company raised net proceeds of $114.3 million (US$85.8 million) under its ATM program. As at September 30, 2020, the Company had US$127 million of remaining available room under the ATM and US$60.0 million remaining available room under the 2019 Shelf Prospectus for future financings or issuances of securities.
▪	Subsequent to September 30, 2020, the Company sold all 31,956,347 common shares held in Cann Group at $0.20 per share for net proceeds of $5.9 million.

These initiatives are expected to provide the Company with increased liquidity and flexibility to meet its financial commitments, including its near-term obligations of $288.3 million (refer to the “Contractual Obligations” table below). As of September 30, 2020, the Company has access to the following capital resources available to fund operations and obligations:

•	$133.7 million cash and cash equivalents of which the Company must maintain a minimum unrestricted cash balance of $35.0 million at any time (refer to the “Credit Facility” section below for more information);
•	A remaining $116.2 million Credit Facility with BMO, of which $3.1 million letters of credit and $101.2 million of principal is outstanding under Facility A and Facility B, respectively (Note 15(a) of the Financial Statements), with $11.9 million of total borrowing capacity undrawn under Facility A and available to the Company.
•	Subsequent to September 30, 2020, the Company issued 27,231,460 common shares under the ATM program for US$127 million gross proceeds, with no remaining available room under the ATM.
•	On October 29, 2020, the Company filed the 2020 Shelf Prospectus and the Registration Statement with the SEC. The 2020 Shelf Prospectus and Registration Statement was declared effective on October 29, 2020 and allows the Company to make offerings of common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the 2020 Shelf Prospectus remains effective. Should the Company decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the 2020 Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC.

We intend to use the net proceeds from any offerings under the 2020 Shelf Prospectus to support our short-term liquidity needs, debt repayments, general corporate purposes, working capital requirements and potential acquisitions. Volatility in the cannabis industry, stock market and Company’s share price may impact the amount and our ability to raise financing under the 2020 Shelf Prospectus.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

14 | AURORA CANNABIS INC. Q1 2021 MD&A

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2020 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Credit Facility

On August 29, 2018, the Company entered into a secured credit agreement (as amended, the “Credit Agreement”) for $200.0 million with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (as amended, the “Credit Facility”). Under the terms of the amended Credit Facility (the “First Amendment to the First Amended and Restated Credit Agreement”) with BMO and certain lenders, the Company has an overall borrowing capacity of C$264.4 million in funds that are available through a $50.0 million revolving credit facility (“Facility A”), a $150.0 million non-revolving facility (“Facility B”) and a $64.4 million non-revolving facility (“Facility C”).

As at September 30, 2020, the Company had a total of $3.1 million of letters of credit under its revolving Facility A and $101.2 million principal outstanding under Facility B. Facility C was fully repaid and extinguished in August 2020. In accordance with IFRS 9, the amounts outstanding under the amended Credit Facility were initially recorded at fair value and subsequently accounted for at amortized cost based on the effective interest rate. As at September 30, 2020, $11.9 million of total borrowing capacity remains undrawn under Facility A and is available to the Company. Refer to Note 15(a) of the Financial Statements for the three months ended September 30, 2020.

Under the terms of the First Amendment to the First Amended and Restated Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. The credit facility matures on August 29, 2021 and has a first ranking general security interest in the assets of Aurora and the loans can be repaid at any time without penalty at Aurora’s discretion. Interest and standby fees are accrued at variable rates based on the Company’s borrowing elections and certain financial metrics.

Shelf Prospectus and ATM Program

On April 2, 2019, the Company filed a Shelf Prospectus (the “2019 Shelf Prospectus”) with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the SEC. The 2019 Shelf Prospectus and the Registration Statement was declared effective on May 9, 2019 and May 10, 2019, respectively. The 2019 Shelf Prospectus and Registration Statement allows the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750.0 million during the 25-month period that the 2019 Shelf Prospectus is effective. Whenever the Company raises financing under the 2019 Shelf Prospectus, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities and the SEC. The Company also filed a prospectus ATM supplement which provides for the sale of up to US$400 million of common shares by registered dealers on behalf of Aurora at prevailing market prices at the time of sale. On April 16, 2020, the Company filed a second ATM supplement which provides for an additional US$250.0 million in common shares to be sold, increasing the total financing available under the ATM from US$400.0 million to US$650.0 million. Subsequent to September 30, 2020, the Company issued 27,231,460 common shares under the ATM program for US$127 million gross proceeds, with no remaining available room under the ATM.

On October 29, 2020, the Company filed a new short form base shelf prospectus (the “2020 Shelf Prospectus”) and a corresponding shelf registration statement on Form F-10 (the “2020 Registration Statement”) with the SEC. The 2020 Shelf Prospectus and 2020 Registration Statement will allow the Company to make offerings of common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof of up to US$500 million during the 25-month period that the 2020 Shelf Prospectus remains effective. Should the Company decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the 2020 Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three months ended September 30, 2020 and the comparative periods:

($ thousands)	Three months ended
	September 30, 2020	June 30, 2020	September 30, 2019
Cash used in operating activities	(108,531)	(49,650)	(94,908)
Cash used in investing activities	(12,800)	(2,873)	(29,463)
Cash provided by (used in) financing activities	96,071	(5,068)	103,838
Effect of foreign exchange	(3,241)	(10,438)	332
Decrease in cash and cash equivalents	(28,501)	(68,029)	(20,201)

Cash used in operating activities for the three months ended September 30, 2020 increased by $58.9 million as compared to the prior quarter. The increase was primarily due to (i) $47.4 million in restructuring payments, including contract and employee termination fees in the current period; and (ii) a $36.5 million net investment in working capital. These were offset by the quarter-over-quarter reductions, after considering the above impacts, in Adjusted EBITDA.

Cash used in operating activities for the three months ended September 30, 2020 increased by $13.6 million as compared to the same period in the prior year. The increase was primarily attributable to a $15.1 decrease in gross profit before fair value adjustments over prior year and the $43.3 million settlement of our legal and contract termination fees in the current period. This was offset by a decrease in operation spending as a result of the business transformation plan and a $9.8 million reduction to changes in non-cash working capital, mainly driven by (i) a $24.1 million decrease in prepaid and other current assets; (ii) a $6.0 million increase in accounts payable and accrued liabilities; (iii) a $3.3 million decrease in inventory and biological assets; offset by (iv) a $26.2 million increase in changes in accounts receivable over the prior comparative period.

15 | AURORA CANNABIS INC. Q1 2021 MD&A

Cash used in investing activities for the three months ended September 30, 2020 increased by $9.9 million as compared to the prior quarter. The increase was primarily due to a $27.6 million decrease in proceeds generated from disposals of investments in associates and offset by a $17.5 million reduction in property, plant and equipment expenditures.

Cash used in investing activities for the three months ended September 30, 2020 decreased by $16.7 million as compared to the same period in the prior year. The decrease was primarily attributable to a $91.0 million decrease in property, plant and equipment expenditures, offset by a $84.8 million decrease in proceeds generated from disposals of marketable securities.

Cash provided by financing activities for the three months ended September 30, 2020 increased by $101.1 million as compared to the prior quarter. The increase was primarily due to a $66.0 million increase in share issuances through equity financing and a $43.8 million decrease in the repayment of long term loans under our BMO Credit Facility.

Cash provided by financing activities for the three months ended September 30, 2020 decreased by $7.8 million as compared to the same period in the prior year. The decrease was primarily attributable to a $50.0 million decrease in proceeds drawn and a $14.4 million increase in repayments made under long term loans through our BMO Credit Facility. This was offset by a $55.9 million increase in cash generated from share issuances primarily from equity financing.

Capital Expenditures

The Company’s major capital expenditures for the three months ended September 30, 2020 mainly consisted of (i) the co-generation project at the Aurora River Facility; (ii) facility improvement projects at Aurora Sky; and (iii) equipment purchases and construction activities at Aurora Nordic Sky and Aurora Sun.

For Q2 2021, management has approved capital spending plans totaling less than $25.0 million. These projects include: (i) co-generation capabilities at Aurora’s River facility; (ii) the completion of construction at Polaris and increasing productivity through the integration of its Enterprise Resource Planning (“ERP”) software; and (iii) continued development of our German production facility. All projects, except for the German production facility, are expected to be largely complete in Q2 2021.

Contractual Obligations

As at September 30, 2020, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	89,316	89,316	—	—	—
Convertible notes and interest (1)	548,043	25,277	50,553	472,213	—
Lease liabilities (2)	166,857	10,893	31,293	26,434	98,237
Loans and borrowings excluding lease liabilities (2)	105,125	105,107	18	—	—
Contingent consideration payable (3)	66,750	32,398	34,352	—	—
Capital commitments (4)	22,511	22,511	—	—	—
Purchase commitments (5)	10,334	2,759	4,132	3,443	—
Total contractual obligations	1,008,936	288,261	120,348	502,090	98,237
(1)	Assumes the principal balance outstanding at September 30, 2020 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)	Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.
(5)	Relates to a manufacturing agreement with Capcium for the encapsulation of softgels.

On September 8, 2020, the Company and UFC mutually terminated its partnership. The Company paid $40.2 million as a contract termination fee.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

16 | AURORA CANNABIS INC. Q1 2021 MD&A

The Company and certain of its current and former directors and officers are subject to a purported class action proceeding in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. Lead plaintiffs have been appointed and an amended complaint was filed and served on September 21, 2020. The amended complaint alleges, inter alia, that we and certain of our current and former officers and directors violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company’s ability to sell products had been materially impaired by market oversupply, including oversupply that was the product of the Company’s own aggressive ramp in production capacity; the Company’s ability to distribute products to customers had been materially impaired by the drastically inadequate number of retail stores in Ontario, Quebec and British Columbia; the Company had materially overstated the potential market for the Company’s consumer cannabis products due to the strength of the illegal black market in Canada; demand generated by the cannabis market was not as large as the Company had claimed; and that all of the foregoing had negatively impacted the Company’s business, operations, and prospects, and impaired the Company’s ability to achieve profitability as represented by the Company. We dispute the allegations in the amended complaint and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. As such, no provision has been recognized as at September 30, 2020.

On October 2, 2020, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company, Michael Singer, and Glen Ibbott on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company, Mr. Singer, and Mr. Ibbott violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. The deadline for filing motions for appointment of lead plaintiff and lead plaintiff’s counsel is December 1, 2020. We dispute the allegations in the complaint and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. As such, no provision has been recognized as at September 30, 2020.

The Company and its subsidiary, Aurora Cannabis Enterprises Inc., have been named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. As such, no provision has been recognized as at September 30, 2020.

A claim was commenced on June 15, 2020 against Aurora and a former officer alleging a claim of breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. The Company believes the action to be without merit and intends to defend this claim. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as of September 30, 2020.

A claim was commenced on June 17, 2020 against Aurora by a former consultant of MedReleaf regarding stock options that were believed by the plaintiff to be granted prior to MedReleaf’s IPO. These options were not on the records of MedReleaf at the time of due diligence or acquisition and, as such, no options were granted on closing of the acquisition. The amount being claimed is not specified. The Company believes the action to be without merit and intends to defend this claim. As such, no provision has been recognized as at September 30, 2020.

On August 10, 2020, a purported class action lawsuit was filed against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchase, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. As such, no provision has been recognized as at September 30, 2020.

On October 2, 2020 a purported class action lawsuit was filed against Aurora and certain executive officers in the District of New Jersey, alleging that Aurora made materially false and misleading statements over the class period of February 13, 2020 to September 4, 2020 causing the class members to suffer significant losses and damages. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

The Company was party to an arbitration matter with a third party with respect to a break fee believed to be due by Aurora under an agreement. Binding arbitration in favor of the other company was awarded on September 13, 2020 in the amount of $3.0 million plus interest and costs, and the payment was made by the Company on October 13, 2020.

We are subject to litigation and similar claims in the ordinary course of business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible or it is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent non provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above.

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Off-balance sheet arrangements

As at the date of this MD&A, the Company has $3.1 million letters of credit outstanding under Facility A of its BMO Credit Agreement. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Three months ended
($ thousands)	September 30, 2020	September 30, 2019
Short-term employment benefits (1)	1,601	2,029
Termination benefits	450	—
Directors’ fees (2)	149	145
Share-based compensation (3)	3,242	4,629
Total management compensation (4)	5,442	6,803
(1)	Short-term employment benefits include salaries, wages, bonuses and non-monetary benefits such as subsidized vehicle costs. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)	Includes meeting fees and committee chair fees.
(3)	Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, and deferred share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (refer to Note 18 of the annual audited consolidated financial statements for the year ended June 30, 2020).
(4)	As of September 30, 2020, $1.9 million is payable or accrued for key management compensation (June 30, 2020 - $3.8 million).

The following is a summary of the significant transactions with related parties:

	Three months ended
($ thousands)	September 30, 2020	September 30, 2019
Production costs (1)	1,258	—
	1,258	—
(1)	Production costs incurred with (i) Capcium Inc. (“Capcium”), a company where Aurora holds significant influence; and (ii) Iotron Industries Canada Inc. (“Iotron”), an associate of the Company’s joint venture company. Aurora does not have the authority or ability to exert power over either Capcium or Iotron’s financial and/or operating decisions (i.e. control).

During the three months ended September 30, 2020, the Company sold AHE back to its former owner.

The following amounts were receivable from (payable to) related parties:

($ thousands)	September 30, 2020	June 30, 2020
Equipment loan receivable from investments in associates (1)	4,767	3,242
Debenture and interest receivable from investment in associate (2)	17,170	21,980
Production costs with investments in associates (3)(4)	(614)	(1,365)
	21,323	23,857
(1)	Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux Enterprises Ltd. The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date.
(2)	Represents the fair value of the $20.0 million unsecured convertible debenture in Choom Holdings Inc. plus interest receivable. The debenture bears interest at 6.5% per annum and matures on November 2, 2022.
(3)	Production costs incurred with (i) Capcium Inc., a company that manufactures our softgels and where Aurora holds significant influence in; and (ii) Iotron Industries Canada Inc. who provides cannabis processing services to the Company and is party to a common joint venture with Iotron Industries Canada Inc. Pursuant to a manufacturing agreement with Capcium Inc., the Company is contractually committed to purchase a minimum number of softgels during calendar 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company is committed to purchase 42.7 million capsules in calendar 2020, and 20.0 million capsules per calendar year until December 31, 2026. The Company believes that it is more likely than not that the minimum quantity will not be met as of December 31, 2020 and as a result, the Company recognized a $0.4 million provision as of September 30, 2020 (June 30, 2020 - $0.9 million). Under a License Agreement with CTT Pharmaceutical Holdings Inc., a company where Aurora holds significant influence, the Company also has a commitment to pay royalties at a rate of 5% of gross sales of all products and licensed services under the agreement.
(4)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

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Critical Accounting Estimates

The preparation of the Company’s Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in Aurora's critical accounting estimates during the three months ended September 30, 2020. For more information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2020.

Change in Accounting Policy

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. The process of growing and harvesting dried cannabis produces trim, which is now considered to be a by-product. Inventories of harvested cannabis, which now excludes trim, are transferred from biological assets to inventory at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Historically, the Company pro-rated this deemed cost of inventory based on the total grams harvested. The Company now measures by-products at their net realizable value at point of harvest and deducts this value from the total deemed cost to derive a net cost for the main product. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general administrative expense, and now charged to inventory and cost of sales. The Company now allocates and capitalizes a portion of these salaries to inventory as opposed to expensing them directly in general and administrative expenses. The Company believes that the revised policies and presentation provides more accurate and relevant financial information to users of the condensed consolidated interim financial statements.

Management has applied the change in accounting policy retrospectively. The condensed consolidated interim financial statements for the three months ended September 30, 2019 have been restated to reflect adjustments made as a result of this change in accounting policy. The following is a summary of the impacts to the statement of comprehensive loss and the statement of cash flows for the three months ended September 30, 2019:

September 30, 2019 As previously reported		Inventory Adjustments	Discontinued Operations	September 30, 2019 Restated
Condensed Consolidated Interim Statement of Comprehensive Loss

Cost of sales	32,739	2,970	(1,566)	34,143
Gross profit (loss) before fair value adjustments	42,506	(2,970)	35	39,571

Changes in fair value of inventory sold	18,534	2,771	—	21,305
Unrealized gain on changes in fair value of biological assets	(29,736)	3,837	—	(25,899)
Gross profit (loss)	53,708	(9,578)	35	44,165

General and administration	59,121	(5,644)	(2,926)	50,551

Income tax expense	23,820	(1,001)	464	23,283

Net loss from continuing operations	10,370	(2,933)	3,800	11,237
Net loss attributable to Aurora shareholders	12,756	(2,933)	—	9,823
Earnings (loss) per share (basic and diluted) (1)	0.15	(0.03)	—	0.12
(1)	Earnings (loss) per share (basic and diluted) has been recalculated to reflect the Share Consolidation effected on May 11, 2020.

September 30, 2019 As previously reported		Inventory Adjustments	Discontinued Operations	September 30, 2019 Restated
Condensed Consolidated Interim Statement of Cash Flows

Unrealized gain on changes in fair value of biological assets	(29,736)	3,837	—	(25,899)
Changes in fair value of inventory sold	18,534	2,771	—	21,305
Income tax expense (recovery)	19,241	(1,001)	464	18,704
Changes in non-cash working capital	(42,819)	(2,675)	(235)	(45,729)
Net cash used in operating activities	(94,908)	—	—	(94,908)

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New or Amended Standards Effective July 1, 2020

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted the Amendments to IFRS 3 effective July 1, 2020 with no impact to the Company’s condensed consolidated interim financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company adopted the Amendments to IFRS 9, IAS 39 and IFRS 7 effective July 1, 2020 with no impact to the Company’s condensed consolidated interim financial statements.

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

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Summary of Financial Instruments

The carrying values of the financial instruments at September 30, 2020 are summarized in the following table:

($ thousands)	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets
Cash and cash equivalents	133,678	—	—	133,678
Accounts receivable, excluding sales taxes receivable	70,321	—	—	70,321
Marketable securities	—	—	17,147	17,147
Derivatives	—	45,162	—	45,162
Loans receivable	4,159	—	—	4,159
Financial Liabilities
Accounts payable and accrued liabilities	89,316	—	—	89,316
Convertible debentures (1)	322,122	—	—	322,122
Contingent consideration payable	—	288	—	288
Loans and borrowings	184,923	—	—	184,923
Derivative liability	—	92	—	92
(1)	The fair value of convertible notes includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at September 30, 2020:

($ thousands)	Level 1	Level 2	Level 3	Total
As at September 30, 2020
Marketable securities (1)	15,980	—	1,167	17,147
Derivative assets (1)	—	29,578	15,584	45,162
Contingent consideration payable (2)	—	—	288	288
Derivative liability (2)	—	92	—	92

As at June 30, 2020
Marketable securities	6,066	—	1,000	7,066
Derivative assets	—	37,480	16,102	53,582
Contingent consideration payable (3)	—	—	19,054	19,054
Derivative liability (2)	—	1,827	—	1,827
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the three months ended September 30, 2020, refer to Notes 5(a) and (b) in the Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the three months ended September 30, 2020, refer to Note 14 and Note 24 in the Financial Statements.
(3)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 11 in the Financial Statements.

There have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

21 | AURORA CANNABIS INC. Q1 2021 MD&A

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of September 30, 2020, $1.6 million of accounts receivable are from non-government wholesale customers (June 30, 2020 - $2.2 million). As of September 30, 2020, the Company recognized a $1.7 million provision for expected credit losses (June 30, 2020 - $1.7 million).

The Company’s aging of trade receivables was as follows:

($ thousands)	September 30, 2020	June 30, 2020

0 – 60 days	46,005	34,167
61+ days	13,197	11,032
	59,202	45,199

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at October 30, 2020:

Securities (1)	Units Outstanding
Issued and outstanding common shares	160,656,048
Stock options	4,104,144
Warrants	1,078,747
Restricted share units	790,557
Deferred share units	22,348
Convertible debentures	3,978,138
(1)	Refer to Note 14 “Convertible Debentures”, Note 16 “Share Capital” and Note 17 “Share-Based Compensation” in the Company’s Financial Statements for a detailed description of these securities.

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Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q1 2021	Q4 2020 (1)	Q3 2020 (1)	Q2 2020 (1)
Financial Results
Net revenue (2)	$67,812	$68,728	$73,541	$55,138
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	48%	50%	43%	48%
Loss from continuing operations attributable to common shareholders	($105,696)	($1,846,480)	($134,235)	($1,284,530)
Loss from discontinued operations attributable to common shareholders	($2,366)	($11,958)	($5,811)	($9,943)
Loss attributable to common shareholders	($108,062)	($1,858,438)	($140,046)	($1,294,473)
Basic and diluted loss per share from continuing operations	($0.90)	($16.58)	($1.34)	($14.16)
Basic and diluted loss per share	($0.92)	($16.69)	($1.40)	($14.27)

Balance Sheet
Working capital (6)	$201,425	$148,483	$429,293	$400,070
Cannabis inventory and biological assets (4)	$166,178	$139,198	$225,966	$200,868
Total assets (6)	$2,757,272	$2,783,145	$4,699,137	$4,656,046

Operational Results – Cannabis
Average net selling price of dried cannabis (3)	$3.72	$3.60	$4.64	$4.69
Kilograms sold	16,139	16,748	12,729	9,501

	Q1 2020 (1)	Q4 2019 (1)(5)	Q3 2019 (1)	Q2 2019 (1)
Financial Results
Net revenue (2)	$73,714	$96,749	$63,059	$52,167
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	62%	63%	54%	48%
(Loss) earnings from continuing operations attributable to common shareholders	$13,623	($1,351)	($154,801)	($241,069)
(Loss) earnings from discontinued operations attributable to common shareholders	($3,800)	$1,139	($2,001)	($888)
Earnings (loss) attributable to common shareholders	$9,823	($212)	($156,802)	($241,957)
Basic and diluted earnings (loss) per share from continuing operations	$0.16	($0.02)	($1.85)	($2.96)
Basic and diluted earnings (loss) per share	$0.12	$0.00	($1.88)	($2.97)

Balance Sheet
Working capital	$116,228	$224,213	$467,076	$270,424
Cannabis inventory and biological assets (4)	$171,225	$140,687	$115,370	$75,719
Total assets	$5,599,277	$5,499,241	$5,547,127	$4,871,679

Operational Results – Cannabis
Average net selling price of dried cannabis (3)	$4.90	$4.91	$5.86	$6.23
Kilograms sold	12,463	17,793	9,160	6,999
(1)	Certain previously reported amounts have been restated to exclude the results related to discontinued operations and change in accounting policy for the valuation of inventory costing relating to by-products. For further detail, refer to Note 10(b) of the Financial Statements and “Change in Accounting Policies” section above.
(2)	Net revenue represents our total gross revenue net of excise taxes levied by the CRA effective October 17, 2018, on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)	Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(5)	During the three months ended June 30, 2019, the Company recorded non-material year end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to the three months ended June 30, 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.
(6)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 11 of the Financial Statements.

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Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	we have a limited operating history and there is no assurance we will be able to achieve or maintain profitability;
•	our business is reliant on the good standing of our licenses;
•	our Canadian licenses are reliant on our established sites;
•	we operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business;
•	change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations;
•	we compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us;
•	selling prices and the cost of cannabis production may vary based on a number of factors outside of our control;
•	we may not be able to realize our growth targets;
•	the continuance of our contractual relations with provincial and territorial governments cannot be guaranteed;
•	our continued growth may require additional financing, which may not be available on acceptable terms or at all;
•	any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our common shares;
•	we may not be able to successfully develop new products or find a market for their sale;
•	as the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable;
•	restrictions on branding and advertising may negatively impact our ability to attract and retain customers;
•	the cannabis business may be subject to unfavorable publicity or consumer perception;
•	third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us;
•	there may be unknown health impacts associated with the use of cannabis and cannabis derivative products;
•	we may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities;
•	our success will depend on attracting and retaining key personnel;
•	certain of our directors and officers may have conflicts of interests due to other business relationships;
•	future expansion efforts may not be successful;
•	we have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so;
•	our business may be affected by political and economic instability;
•	we rely on international advisors and consultants in foreign jurisdictions;
•	failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences;
•	we may be subject to uninsured or uninsurable risks;
•	we may be subject to product liability claims;
•	our cannabis products may be subject to recalls for a variety of reasons;
•	we may become party to litigation, mediation, and/or arbitration from time to time;
•	the transportation of our products is subject to security risks and disruptions;
•	our business is subject to the risks inherent in agricultural operations;
•	our operations are subject to various environmental and employee health and safety regulations;
•	we may not be able to protect our intellectual property;
•	we may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws;
•	we may be subject to risks related to our information technology systems, including cyber-attacks;
•	we may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations;
•	as a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations;
•	the price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of our convertible debentures/notes;
•	future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share;
•	our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions;
•	the regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes;
•	there is no assurance we will continue to meet the listing standards of the NYSE and the TSX;
•	failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities;

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•	the Company is a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere;
•	the Company is a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers;
•	our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us;
•	participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate;
•	our business may be subject to disruptions as a result of the COVID-19 pandemic; and
•	Reliva’s operations in the United States may be impacted by regulatory action and approvals from the Food and Drug Administration.

For additional information regarding the risks that the Company is exposed to, refer to the disclosures provided under the heading “Risk Factors” in the Company’s AIF dated September 24, 2020, which is available on the SEDAR website at www.sedar.com.

Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Management, under the supervision of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) (“DCPs”) as of September 30, 2020. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.

Based upon the evaluation of the Company’s DCPs as of September 30, 2020, our CEO and CFO have concluded that, as a result of the material weaknesses in the Company's internal control described in our Annual MD&A for the year ended June 30, 2020, as of such date, the Company's DCPs were not effective.

Remediation of Material Weakness in ICFR

As previously described in our Annual MD&A for the year ended June 30, 2020, Management, with the oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures related to analyzing changes in the business and assessing key controls that are responsive to those changes. Remediation of key controls related to access, monitoring, segregation of duties, and manual controls to address gaps in assurance over third-party controls are ongoing. Additionally, further training is being provided to ensure Management has a full and robust understanding of their internal control responsibilities.

As it relates to the IT environment, the Company continues to work internally, and with third party specialists, to effectively remediate the impacted processes and associated systems controls. The Company continues to decommission various legacy systems with ineffective controls as part of the Company’s business transformation plan.

The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Controls over Financial Reporting

Other than with respect to the remediation efforts described above, there have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15(d)-5(f) under the Exchange Act) during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management continues to perform additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS.

Aurora has limited the scope of its evaluation of disclosure controls and procedures and ICFR to exclude controls, policies, and procedures over entities were acquired by the Company not more than 365 days before the end of the financial period. The only entity controlled by Aurora but that was scoped out of the evaluation of disclosure controls and procedures and ICFR was Reliva (acquired May 28, 2020).

Excluding goodwill and intangible assets, Reliva constitutes approximately 0.5% of the Company’s current assets, 0.2% of total assets, 0.4% of current liabilities and 0.2% of total liabilities, as well as 2.5% of net revenue and 0.7% of net loss as at and for the three months ended September 30, 2020.

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Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, expected SG&A run-rates, and grams produced;
•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
•	strategic investments and capital expenditures, and related benefits;
•	future strategic plans;
•	expectations regarding production capacity, costs and yields;
•	product sales expectations and corresponding forecasted increases in revenues; and
•	the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, the “Risk Factors” section of the MD&A, as well as updates provided herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this MD&A except as otherwise required by applicable law.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.
◦	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
◦	Ancillary net revenue represents non-cannabis net revenue for ancillary support functions only.

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Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•	Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
◦	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram of international dried cannabis represents the average net selling price per gram for international dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram and gram equivalent of Canadian medical cannabis represents the average net selling price per gram and gram equivalent for for dried cannabis and cannabis extracts sold in the Canadian medical market.
◦	Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the medical market.
◦	Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the consumer market.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type.

•	Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis ancillary support functions; and removing (iii) depreciation in cost of sales; and (iv) cannabis inventory impairment. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦	Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦	Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦	Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
◦	Adjusted gross profit and gross margin before FV adjustments on ancillary net revenue represents gross profit and gross margin before FV adjustments on sales generated from ancillary support functions only.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, and non-cash impairment of equity investments, intangibles, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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